UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about tag-along exercise on stake in electricity sector company

—

Rio de Janeiro, February 23, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on December 15, 2023, informs that it has decided to exercise the tag-along right (joint sale) for the sale of its 18.8% stake in the share capital of UEG Araucária S.A. (UEGA).

The value of the transaction relating to Petrobras' stake in UEGA is R$ 67.3 million, of which R$ 13.5 million was paid at the time of signing and R$ 53.8 million paid at the closing of the transaction, subject to the adjustments provided for in the contract.

This exercise will be carried out by Petrobras, as the seller, adhering to the Share Purchase Agreement signed by COPEL and COPEL GET, Petrobras' partners in UEGA, for the sale of their respective shareholdings to Ambar Energia S.A. The conclusion of the transaction is subject to the fulfillment of precedent conditions, such as the approval of the Administrative Council for Economic Defense (CADE).

About UEGA – Usina Elétrica a Gás de Araucária

UEGA is a company owned by the Copel Group and Petrobras, whose asset is a natural gas-fired thermoelectric plant (combined cycle, with two gas turbines and one steam turbine) located in Araucária - PR, close to the Bolivia-Brazil gas pipeline (GASBOL). It began operating in 2002 and has a total installed capacity of 484 MW.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer